Exhibit 99.2

LUCAS ENERGY, INC.
CHARTER OF THE NOMINATING AND
CORPORATE GOVERNANCE COMMITTEE
Adopted June 21, 2013

I.           PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of Lucas Energy, Inc. (the “Company”) are to:

(1)	assist the Board of Directors (the “Board”) by identifying individuals qualified to become Board members;

(2)	recommend individuals to the Board for nomination as members of the Board and its committees;

(3)	lead the Board in its annual review of the Board’s performance;

(4)
monitor the attendance, preparation and participation of individual directors and to conduct a performance evaluation of each Director prior to the time he or she is considered for re-nomination to the Board;

(5)	review and recommend to the Board responses to shareowner proposals;

(6)	monitor and evaluate corporate governance issues and trends;

(7)	provide oversight of the corporate governance affairs of the Board and the Company, including consideration of the risk oversight responsibilities of the full Board and its committees;

(8)	assist the Board in organizing itself to discharge its duties and responsibilities properly and effectively; and

(9)	assist the Board in ensuring proper attention and effective response to stockholder concerns regarding corporate governance.

II.           MEMBERSHIP AND STRUCTURE

The Committee will be composed of at least two directors, all of whom satisfy the definition of “independent” under the listing standard of the NYSE MKT (the “Exchange”) or such other exchange(s) upon which the Company’s securities are listed. The Committee members will be appointed by the Board and may be removed by the Board in its discretion.  The Committee shall have the authority to delegate any of its responsibilities to subcommittees as deemed appropriate, provided the subcommittees are composed entirely of independent directors.

Unless a chairperson (the “Chairperson”) is elected by the full Board, the members of the Committee shall designate a Chairperson by majority vote of the full Committee membership. The Chairperson shall be entitled to cast a vote to resolve any ties. The Chairperson will chair all regular sessions of the Committee and set the agenda for the Committee meetings.

III.           MEETINGS

The Committee shall meet as often as its members deem necessary to perform the Committees responsibilities.  A majority of the members of this Committee shall constitute a quorum for the transaction of business, and the act of the majority of Committee members present at a meeting where a quorum is present shall be the act of this Committee, unless a different vote is required by express provision of law, the Bylaws or the Articles of Incorporation. Unless otherwise provided by the Bylaws or the Articles of Incorporation: (i) any action required or permitted to be taken at any meeting of this Committee may be taken without a meeting if all of the members consent thereto (a) in writing or (b) by electronic transmission and such writings or transmissions are filed with the minutes of this Committee; and (ii) members of this Committee may participate in a meeting by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence at such a meeting.

IV.           COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Committee will have the authority, to the extent it deems necessary or appropriate, to retain a search firm to be used to identify director candidates.  The Committee shall have sole authority to retain and terminate any such search firm, including sole authority to approve the firm’s fees and other retention terms.  The Committee shall also have authority, to the extent it deems necessary or appropriate, to retain other advisors.  The Company will provide the appropriate funding, as determined by the Committee, for payment of compensation to any search firm or other advisors employed by the Committee.

Specific responsibilities and duties of the Committee include:

(a)	Establishing criteria for selection of new directors and nominees for vacancies on the Board;

(b)	Approving director nominations to be presented for stockholder approval at the Company annual Meeting and filing on the Board;

(c)	Identifying and assisting with the recruitment of qualified candidates for Broad membership and for the positions of Chairman of the Board and Chairmen of the committees of the Board;

(d)	Recommending to the Board to accept or decline any tendered resignation of a director;

(e)	Considering any nomination of director candidates validly made by stockholders;

(f)	Reviewing any director conflict of interest issues and determining how to handle such issues;

(g)
Monitoring the attendance, preparation and participation of each director, conducting a performance review and making recommendations to the Board on whether members of the Board should stand for reelection;

(h)	Providing appropriate orientation programs for new directors;

(i)	Reviewing and assessing the adequacy of the Company’s corporate governance policies and practices at least annually and recommending any proposed changes to the Board;

(j)	Reviewing annually the independence of each director, and reporting to the Board the results of its review;

(k)	Implementing, administering and overseeing implementation of any compensation plans for directors (to the extent such responsibility is not specified elsewhere);

(l)	Providing no less than annually, a recommendation to the full Board regarding the CEO's and CFO’s performance;

(m)	Identifying and evaluating emerging corporate governance issues and trends which may affect the Company and making recommendations to the Board as appropriate;

(n)	Reviewing and recommending to the Board responses to shareowner proposals;

(o)	Identifying best practices and developing and recommending corporate governance principles applicable to the Company; and

(p)	Adopting and maintaining guidelines for the review, approval or ratification, and disclosure of “related person transactions” as defined by Securities and Exchange Commission rules.

The Committee will also make periodic reports to the Board and will propose any necessary actions to the Board.  The Committee will also be responsible for the review and reassessment of the adequacy of this Charter annually and for recommending any proposed changes to the Board for approval.   The Committee will annually evaluate its own performance.

V.           NOMINATION PROCESS

The Committee has the authority to lead the search for individuals qualified to become members of the Board of the Company and to select or recommend to the Board nominees to be presented for stockholder approval.  The Committee will select individuals who have high personal and professional integrity, have demonstrated ability and sound judgment and are effective, in conjunction with other director nominees, in collectively serving the long-term interests of the Company’s stockholders.  The Committee may use its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Committee may meet to discuss and consider candidates’ qualifications and then choose a candidate by majority vote.